Rocky Mountain High Brands, Inc.

VIA EDGAR

October 11, 2018

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Mail Stop 3561

Washington, D.C. 20549

Attn: John Reynolds, Assistant Director

Re:	Rocky Mountain High Brands, Inc. Amended Registration Statement on Form S-1 File No. 333-226091

Dear Mr. Reynolds:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Rocky Mountain High Brands, Inc. (the “Company”) hereby requests acceleration of the effective date of its Amended Registration Statement on Form S-1 to 3:00 p.m. Eastern Daylight Time on October 15, 2018, or as soon thereafter as is practicable.

The Company acknowledges the following:

  Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
  The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ROCKY MOUNTAIN HIGH BRANDS, INC.

By: /s/ Michael Welch

Michael Welch

President and CEO